Item 77D DWS Value Builder Fund (a series of
DWS Value Builder Fund, Inc.)


At a meeting held May 21-22, 2008, the Board of Directors of DWS Value Builder Fund, a series of DWS Value Builder Fund, Inc., approved the Fund's participation in a securities lending program (the "Program") effective on or about June 6, 2008.
Pursuant to the program, the Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.


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Exhibit 77D DWS Value Builder Fund.doc